METZGER & McDONALD PLLC

A PROFESSIONAL LIMITED LIABILITY COMPANY

ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	3626 N. Hall Street, Suite 800
Direct Dial 214-740-5030	Dallas, Texas 75219-5133	Facsimile 214-224-7555
smetzger@pmklaw.com	214-969-7600	214-523-3838
	www.pmklaw.com	214-969-7635

December 18, 2017

Via EDGAR

Securities and Exchange Commission

100 F Street, N. E., Mail Stop 4628

Washington, D. C. 20549

Attn: Carl Hiller, Branch Chief

Office of Natural Resources

Re:	New Concept Energy, Inc.

Form 10-K for the fiscal year ended December 31, 2016

Filed April 5, 2017

File No. 0-08187

Ladies and Gentlemen:

On behalf of New Concept Energy, Inc., a Nevada corporation (“GBR”), this letter is being filed as correspondence uploaded on the EDGAR system on behalf of GBR in response to a letter of comment from the Staff of the Securities and Exchange Commission, dated December 5, 2017. The response to such letter of comments by GBR cannot reasonably be made within ten business days after December 5, 2017, by reason of previously scheduled commitments of personnel, auditors and petroleum engineers over the holidays. GBR will not be able to provide a response to the letter of comments until at least January 10, 2018.

This letter is being filed under the EDGAR system following a telephone conversation between the undersigned and Carl Hiller, Branch Chief, on December 18, 2017. If you would like to discuss any item concerning the referenced matter or included in this letter, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct.

Very truly yours,

/s/ Steven C. Metzger

Steven C. Metzger

SCM/bds

cc:	Gene S. Bertcher, President

New Concept Energy, Inc.

1603 LBJ Freeway, Suite 300

Dallas, Texas 75234